Filed by Silver Crest Acquisition Corp

pursuant to Rule 425 under the Securities

Act of 1933

Subject Company: TH International Limited

Commission File No. 333-259743

Tims China Announces New Tencent E-sports Shop in Shanghai

Offering immersive coffee + e-sports digital experiences to Gen Z customers

Shanghai – August 4, 2022 – TH International Limited, the exclusive operator of Tim Hortons coffee shops in China (“Tims China”), today announced the opening of its latest dedicated e-sports café in Shanghai in collaboration with Tencent Holdings (00700.HK), the leading global Internet, technology, and video game company. This new e-sports location continues Tims China’s collaboration with Tencent and delivers an immersive, themed space for its customers to enjoy and share coffee and the world of e-sports.

(Striking new Tims China-Tencent e-sports store in Shanghai)

The new store combines the classic warm design of Tims China with custom technology for e-sports gaming. Guests can order a selection of special themed drinks, watch e-sports events, and game together on interactive screens.

Tims China and Tencent began their partnership in 2020 and opened their first co-branded e-sports shop in Shanghai, followed by a second in Shenzhen. The stores are a new model for coffee shops and are popular with young guests seeking immersive and novel experiences.

(An interactive gaming megascreen inside the store)

Yongchen Lu, CEO of Tims China, said, “Creating better immersive experiences for younger customers is one of our goals. This new store is an ideal place for e-sports and coffee enthusiasts to play together while enjoying our wide range of drinks and freshly prepared foods.”

Miao Hou, Vice President of Tencent Games, General Manager of Tencent E-sports, said, “The "e-sports + coffee" concept is a market innovation codeveloped by Tims China and Tencent's e-sports team. Over the past two years, we have witnessed the positive results of this new business model. We also hope this newly opened store reflects the integration of "e-sports + industry" well and sets a benchmark for the development of the coffee industry.”

About TH International Limited

TH International Limited is the parent company of the exclusive master franchise of Tim Hortons coffee shops for Restaurant Brands International Inc. (TSX: QSR) (NYSE: QSR) in China, including Hong Kong and Macau. TH International Limited was founded by Cartesian Capital Group and Tim Hortons Restaurants International, a subsidiary of Restaurant Brands International.

Tims China offers freshly brewed coffee, tea and other beverages, bakery & sides, and sandwiches and is an emerging coffee champion in China. The brand's philosophy is rooted in world-class execution and data-driven decision making and centered on true local relevance, continuous innovation, genuine community, and absolute convenience. For more information, please visit www.timhortons.com.cn.

About Tencent

Tencent uses technology to enrich the lives of Internet users. Tencent's communications and social platforms, WeChat and QQ, connect users with each other and with digital content and services, both online and offline, making their lives more convenient. Tencent's targeted advertising platform helps advertisers reach out to hundreds of millions of consumers in China. Tencent's FinTech and business services support its partners' business growth and assist their digital upgrade. Tencent invests heavily in talent and technological innovation, actively promoting the development of the Internet industry. Tencent was founded in Shenzhen, China, in 1998. Shares of Tencent (00700.HK) are listed on the Main Board of the Stock Exchange of Hong Kong.

Contacts

Public Relations

ICR, LLC

TimsChinaPR@icrinc.com

Important Information and Where to Find It

This communication does not contain all the information that should be considered concerning the proposed business combination between Tims China and Silver Crest Acquisition Corporation (“Silver Crest”). It does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. It is not intended to form the basis of any investment decision or any other decision in respect of the proposed business combination. In connection with the proposed business combination, Tims China has filed a registration statement on Form F-4, as amended, with the U.S. Securities and Exchange Commission (the “SEC”) with respect to the business combination, which has been declared effective by the SEC on July 20, 2022. The definitive proxy statement/prospectus (the “Proxy Statement”) and other relevant documentation have been mailed to Silver Crest’s shareholders of record as of the close of business on June 6, 2022. Silver Crest’s shareholders and other interested persons are advised to read the Proxy Statement and other materials that Silver Crest may file with the SEC from time to time in connection with the solicitation of proxies for the extraordinary general meeting to be held to approve the transactions contemplated by the proposed business combination, because these materials contain, or will contain, important information about Tims China, Silver Crest and the proposed transactions. Shareholders will also be able to obtain a copy of the Proxy Statement, without charge, at the SEC’s website at http://www.sec.gov or by directing a request to: Silver Crest Acquisition Corporation, Suite 3501, 35/F, Jardine House, 1 Connaught Place, Central, Hong Kong.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

Silver Crest, Tims China and their respective directors and executive officers, other members of management and employees may be considered participants in the solicitation of proxies with respect to the potential transaction described in this communication under the rules of the SEC. Information about the directors and executive officers of Silver Crest is set forth in Silver Crestʼs annual report on Form 10-K for the year ended December 31, 2021 and the Proxy Statement. Information regarding other persons who may, under the rules of the SEC, be deemed participants in the solicitation of the shareholders in connection with the potential transaction and a description of their interests is also set forth in the Proxy Statement. These documents can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This communication is for informational purpose only and not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Tims China or Silver Crest, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Tims China and Silver Crest. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Without limiting the generality of the foregoing, the forward-looking statements in this communication include descriptions of Tims China’s future commercial operations. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of Silver Crest’s securities, (ii) the risk that the transaction may not be completed by Silver Crest’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Silver Crest, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the Merger Agreement by the shareholders of Silver Crest and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transaction, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vi) the effect of the announcement or pendency of the transaction on Tims China’s business relationships, operating results, and business generally, (vii) risks that the proposed transaction disrupts current plans and operations of Tims China and potential difficulties in Tims China employee retention as a result of the transaction, (viii) the outcome of any legal proceedings that may be instituted against Tims China or against Silver Crest related to the Merger Agreement or the proposed transaction, (ix) the ability to obtain approval for listing or maintain the listing of Tims China’s securities on a national securities exchange, (x) the price of Silver Crest’s securities may be volatile due to a variety of factors, including changes in the competitive and regulated industries in which Tims China operates, variations in operating performance across competitors, changes in laws and regulations affecting Tims China’s business, Tims China’s inability to implement its business plan or meet or exceed its financial projections and changes in the combined capital structure, (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, and (xii) the effects of natural disasters, terrorist attacks and the spread and/or abatement of infectious diseases, such as COVID-19, on the proposed transactions or on the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transactions. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the Proxy Statement and other documents filed by Silver Crest from time to time with the SEC, including but not limited to in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Silver Crest’s annual report on Form 10-K for the year ended December 31, 2021. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Tims China and Silver Crest assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Tims China nor Silver Crest gives any assurance that either Tims China or Silver Crest, or the combined company, will achieve its expectations.